As filed with the Securities and Exchange Commission on May 24, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________

____________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts for Common Shares, without Par Value,

of

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
(Exact name of issuer of deposited securities as specified in its charter)
AMERICAN BEVERAGE COMPANY - AMBEV
(Translation of issuer's name into English)
FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing common shares, without par value, of Companhia de Bebidas das Américas - AmBev	100,000,000 American Depositary Shares	$5.00	$5,000,000	$588.50

1

For the purpose of this table only, the term "unit" is defined as 100 American Depositary Shares.

_______________________

EMM-779714_4

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-779714_4

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 19
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 16, 17, 18 and 19
(v) The sale or exercise of rights	Articles number 14, 15, 16 and 19
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 16, 18 and 19
(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8, 14 and 23
(x) Limitation upon the liability of the depositary	Articles number 14, 19, 20 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Common Deposit Agreement dated as of July 17, 2000, as amended and restated as of October 23, 2000, among Companhia de Bebidas das Américas – AmBev, The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder - Filed herewith as Exhibit 1.

b.

Letter agreement among Companhia de Bebidas das Américas – AmBev and The Bank of New York relating to pre-release activities - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered - Filed herewith as Exhibit 4.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares, without par value, of Companhia de Bebidas das Américas – AmBev.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

        Andrew J. Zelter

        Managing Director

Pursuant to the requirements of the Securities Act of 1933, Companhia de Bebidas das Américas – AmBev has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on May 24, 2005.

Companhia de Bebidas das Américas – AmBev

By:

/s/ Carlos Alves de Brito

Name: Carlos Alves de Brito
Title: General Officer for North America

By:

/s/ Luiz Fernando Ziegler de Saint Edmond

Name:Luiz Fernando Ziegler de Saint Edmond

Title: General Officer for Latin America

Each person whose signature appears below hereby constitutes and appoints João Maurício Giffoni de Castro Neves and Pedro de Abreu Mariani, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on May 24, 2005.

/s/ Marcel Herrmann Telles

/s/ José Heitor Attilio Gracioso

Name: Marcel Herrmann Telles

Name: José Heitor Attilio Gracioso

Director

Director

/s/ Victório Carlos De Marchi

/s/ Roberto Herbster Gusmão

Name: Victório Carlos De Marchi

Name: Roberto Herbster Gusmão

Director

Director

/s/ John Franklin Brock

/s/ Vicente Falconi Campos

Name: John Franklin Brock III

Name: Vicente Falconi Campos

Director

Director

/s/ Brent David Willis

_________________________

Name: Brent David Willis

Name: Luis Felipe Pedreira Dutra Leite

Director

Director

/s/ Carlos Alberto da Veiga Sicupira

/s/ João Maurício Giffoni de Castro Neves

Name: Carlos Alberto da Veiga Sicupira

Name: João Maurício Giffoni de Castro Neves

Director

Chief Financial Officer and Investor Relations

(principal financial and accounting officer)

/s/ Carlos Alves de Brito

/s/ Luiz Fernando Ziegler de Saint Edmond

Name: Carlos Alves de Brito

Name: Luiz Fernando Ziegler de Saint Edmond

General Officer for North America

General Officer for North America

(principal executive officer)

(principal executive officer)

/s/ Donald J. Puglisi

Name: Donald J. Puglisi

Puglisi & Associates

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Common Deposit Agreement dated as of July 17, 2000, as amended and restated as of October 23, 2000, among Companhia de Bebidas das Américas – AmBev, The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Companhia de Bebidas das Américas – AmBev and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.